Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 7 DATED AUGUST 12, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 1, 2013, Supplement No. 5 dated July 12, 2013, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 6 dated August 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	updates to our historical net asset value per share information;
(3)	updates to the “Management” section of our prospectus;
(4)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q filed on August 8, 2013; and

(5)
our condensed consolidated unaudited financial statements for the quarterly period ended June 30, 2013 and the notes thereto, substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on August 8, 2013.

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. As of August 6, 2013, we had accepted investors’ subscriptions for, and issued, approximately 2.8 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $45.4 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of August 6, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Update to Historical NAV Per Share
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Valuation Policies — Calculation of Our NAV Per Share — Historical NAV per share” beginning on page 96 of the prospectus:
The table below provides the components of our NAV, as determined by State Street, our independent fund accountant, and the computation of NAV per share as of June 30, 2013 and March 31, 2013. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with GAAP. Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in the prospectus, as supplemented, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the prospectus, as supplemented.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

As of
June 30, 2013
(unaudited)
Newly Acquired Real Estate Properties (3)	$21,268,065
Operating Real Estate Properties (4)	35,400,000
Total Real Estate Properties	56,668,065
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	961,242
Cash, Marketable Securities and Other Assets	3,331,834
Total Assets	60,961,141
Newly Incurred Debt (5)	—
Outstanding Debt (6)	16,775,000
Accrued Liabilities	658,542
Total Liabilities	17,433,542
NAV	$43,527,599
Number of Shares of Common Stock Issued and Outstanding	2,629,255
NAV Per Share (7)	$16.56

As of
March 31, 2013
(unaudited)
Newly Acquired Real Estate Properties (3)	$5,858,576
Operating Real Estate Properties (4)	32,750,000
Total Real Estate Properties	38,608,576
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	737,288
Cash, Marketable Securities and Other Assets	5,732,620
Total Assets	45,078,484
Newly Incurred Debt (5)	—
Outstanding Debt (6)	15,965,100
Accrued Liabilities	350,753
Total Liabilities	16,315,853
NAV	$28,762,631
Number of Shares of Common Stock Issued and Outstanding	1,763,331
NAV Per Share (7)	$16.31

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, our independent valuation expert, on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
This amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and thereafter will be valued by our independent valuation expert.

(4)
This amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share or for calculating the total estimated value of our operating real estate properties.

(5)
This amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE.

(6)
This amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, who compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share or for calculating the total estimated value of our debt.

(7)
See “Risk Factors” in the prospectus, as supplemented, for the limitations and risks associated with our NAV per share, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of June 30, 2013, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 6.25% to 8.00%), annual market rent growth rates (ranging from 2.50% to 3.00%), and a ten-year holding period. Changes in these assumptions would impact the calculation of the value of our real estate assets.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $1.3 million in the aggregate as of June 30, 2013. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus, as supplemented, for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.
In the preparation of our loan valuation report, CBRE compared our current contract loan terms to market loan terms and calculated the present value of the projected contract payments discounted by a market-based interest rate. Interest rate estimates are based on a variety of factors, including the duration of the loan term, loan-to-value ratio, debt coverage ratio requirements, real estate location, as well as other risk-related factors such as the tenants’ credit profile. A change in the estimated interest rate would impact the calculation of the value of our outstanding debt.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied interest rate of 0.25% would cause the total estimated value of our outstanding debt to increase by $61,000 in the aggregate, using a discounted cash flow approach as of June 30, 2013. This is only a mathematical illustration and is not intended to qualify the value reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus, as supplemented, for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our outstanding debt.
The following table provides our NAV per share for each quarter following the commencement of our operations:

Date	NAV Per Share
12/31/2011	$14.99
3/31/2012	$15.00
6/30/2012	$15.75
9/30/2012	$15.82
12/31/2012	$16.11
3/31/2013	$16.31
6/30/2013	$16.56

Management
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 104 of the prospectus:

On August 6, 2013, our board of directors increased the size of our board of directors from five to six directors, and appointed T. Patrick Duncan to serve as an independent director of our Company, effective as of August 7, 2013.

T. Patrick Duncan, age 64, has served as an independent director of our Company since August 2013. In addition, he has served as Vice Chairman of USAA Real Estate Company, a private real estate investment company, since May 2013. For 27 years Mr. Duncan served in various roles at USAA Real Estate, most recently as its chief executive officer from January 2005 until he retired in May 2013. Mr. Duncan also held the position of Senior Vice President, Real Estate Operations with USAA Real Estate with responsibilities that included the direction of all acquisitions, sales, co-investments, build-to-suits, land development capital markets, management and leasing of real estate. Before joining USAA Real Estate in 1986, Mr. Duncan was with Trammell Crow Company in Dallas, Texas with responsibilities as a financial partner of the firm and prior to that, he was a manager with Deloitte & Touche. Mr. Duncan has previously served on the boards of Meridian Industrial Trust, a former New York Stock Exchange listed real estate investment trust (“REIT”), from 1994 to 1998, and American Industrial Properties REIT, a former New York Stock Exchange listed REIT, from 1996 to 2001. Mr. Duncan serves on the boards of the Texas Research and Technology Foundation and the University Health System Foundation. Mr. Duncan received a degree from the University of Arizona and is a Certificate Public Accountant, Certified Commercial Investment Member, and holds a Texas Real Estate Broker’s License. Mr. Duncan was selected to serve as a director because of his extensive experience as a real estate industry executive with executive investment, capital markets and financial expertise, all of which are expected to bring valuable insight to the board of directors.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — The Advisor” beginning on page 108 of the prospectus:
Jeffrey C. Holland has been elected President and Chief Operating Officer of our advisor. Marc T. Nemer continues to serve as Chief Executive Officer of our advisor. Mitchell A. Sabshon is no longer associated with our advisor.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto and the other unaudited financial data included in this prospectus supplement. The following discussion should also be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2012. The terms “we,” “us,” “our” and the “Company” refer to Cole Real Estate Income Strategy (Daily NAV), Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.
Forward-Looking Statements
Certain statements contained in this prospectus supplement of Cole Real Estate Income Strategy (Daily NAV), Inc., other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words.

Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate and securities markets specifically;

•
the effect of financial leverage, including changes in interest rates, availability of credit, loss of flexibility due to negative and affirmative covenants, refinancing risk at maturity and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to raise a substantial amount of capital in the near term;

•
our ability to access sources of liquidity when we have the need to fund redemptions of common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our ability to effectively deploy the proceeds raised in our public offering;

•	legislative or regulatory changes (including changes to the laws governing the taxation of REITs); and

•	changes to GAAP.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution readers not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date our Quarterly Report on Form 10-Q was filed with the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this prospectus supplement. Additionally, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in “Item 1A – Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2012.
Overview
We were formed on July 27, 2010, to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate securities. We commenced our principal operations on December 7, 2011, when we issued the initial $10.0 million in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Advisors, our advisor. We intend to elect to be taxed as a REIT for federal income tax purposes beginning with the year ended December 31, 2012.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property indebtedness. Rental and other property income accounted for 97% and 95% of our total revenue for the three and six months ended June 30, 2013, respectively, and accounted for 94% and 93% of our total revenue for the three and six months ended June 30, 2012, respectively. As 100% of our rentable square feet was under lease as of June 30, 2013, with a weighted average remaining lease term of 14.7 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Cole Advisors regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

As of June 30, 2013, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets, net of gross intangible lease liabilities, was 31%, and all of our debt was subject to variable interest rates. Should we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.
Recent Market Conditions
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the global banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Financial conditions affecting commercial real estate have improved and continue to improve, as low treasury rates and increased lending from banks, insurance companies and commercial mortgage backed securities (“CMBS”) conduits have put downward pressure on mortgage rates. Nevertheless, the lending market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment or regulatory factors affecting the banking and CMBS industries. While we expect that financial conditions will remain favorable, if they were to deteriorate we may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowings on the Line of Credit, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, entering into interest rate lock or swap agreements, or completing any combination of the foregoing.
Commercial real estate fundamentals continue to strengthen, as a moderate pace of job creation has supported gains in office absorption, retail sales and warehouse distribution. Although construction activity has increased, it remains near historic lows; as a result, incremental demand growth has helped to reduce vacancy rates and support modest rental growth. Improving fundamentals have resulted in gains in property values; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of June 30, 2013, 100% of our rentable square feet was under lease, and we expect that occupancy will remain high as the real estate recovery continues. However, if recent improvements in the economy reverse course, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, Cole Advisors will actively seek to lease our vacant space; nevertheless, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our consolidated real estate assets as of June 30, 2013 and 2012:

	As of June 30,
	2013	2012
Number of properties	20	9
Approximate rentable square feet (1)	309,051	212,575
Percentage of rentable square feet leased	100%	100%

(1) Including square feet of the buildings on land that are subject to ground leases.

The following table summarizes our consolidated real estate investment activity during the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Properties acquired	7	—	10	—
Approximate purchase price of acquired properties (in millions)	$17.2	$—	$21.3	$—
Approximate rentable square feet	60,288	—	84,010	—
Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012
Revenue. Revenue increased $327,000, or 49%, to $994,000 for the three months ended June 30, 2013, compared to $667,000 for the three months ended June 30, 2012. Of this amount, rental and other property income increased $335,000, or 54%, to $961,000 for the three months ended June 30, 2013, compared to $626,000 for the three months ended June 30, 2012. The increase was primarily due to the acquisition of 11 properties subsequent to June 30, 2012. We pay certain operating expenses subject to reimbursement by the tenant. Tenant reimbursement income decreased $10,000, or 24%, to $31,000 for the three months ended June 30, 2013, compared to $41,000 for the three months ended June 30, 2012, primarily due to a change in our expected reimbursements from tenants for recoverable operating expenses during the three months ended June 30, 2013.
General and administrative expenses. General and administrative expenses increased $109,000, or 55%, to $306,000 for the three months ended June 30, 2013, compared to $197,000 for the three months ended June 30, 2012. The increase was primarily due to an increase in professional fees incurred, combined with higher fees for unused amounts under the Line of Credit due to a decrease in the amount outstanding on the Line of Credit for the three months ended June 30, 2013, compared to the three months ended June 30, 2012. The increase was also due to increases in escrow and trustee fees and state franchise taxes, as a result of increases in equity issuance and real estate owned during the three months ended June 30, 2013. The primary general and administrative expense items are professional fees, board of directors costs, state franchise and income taxes, escrow and trustee fees, fees for unused amounts on the Line of Credit, and other licenses and fees.
Property operating expenses. Property operating expenses increased $7,000, or 14%, to $57,000 for the three months ended June 30, 2013, compared to $50,000 for the three months ended June 30, 2012. The increase was primarily due to the acquisition of 11 properties subsequent to June 30, 2012. The primary property operating expense items are property taxes, repairs and maintenance and property insurance.
Advisory expenses. Advisory expenses increased $18,000, or 30%, to $79,000 for the three months ended June 30, 2013, compared to $61,000 for the three months ended June 30, 2012, related to advisory and performance fees earned by our advisor pursuant to our advisory agreement due to an increase in our NAV.
Acquisition related expenses. We recorded acquisition related expenses of $197,000 for the three months ended June 30, 2013 related to the acquisition of seven properties for an aggregate purchase price of $17.2 million. No properties were acquired during the three months ended June 30, 2012.
Depreciation and amortization expenses. Depreciation and amortization expenses increased $123,000, or 77%, to $282,000 for the three months ended June 30, 2013, compared to $159,000 for the three months ended June 30, 2012. The increase was primarily related to depreciation and amortization on 11 properties acquired subsequent to June 30, 2012.
Interest expense. Interest expense decreased $34,000, or 17%, to $172,000 for the three months ended June 30, 2013, compared to $206,000 for the three months ended June 30, 2012, primarily due to a decrease of $5.1 million in our average outstanding debt balance for the three months ended June 30, 2013, compared to the three months ended June 30, 2012.
Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012
Revenue. Revenue increased $446,000, or 34%, to $1.8 million for the six months ended June 30, 2013, compared to $1.3 million for the six months ended June 30, 2012. Of this amount, rental and other property income increased $454,000, or 37%, to $1.7 million for the six months ended June 30, 2013, compared to $1.2 million for the six months ended June 30, 2012. The increase was primarily due to the acquisition of 11 properties subsequent to June 30, 2012. We pay certain operating expenses subject to reimbursement by the tenant. Tenant reimbursement income decreased $9,000, or 10%, to $79,000 for the six months ended June 30, 2013, compared to $88,000 for the six months ended June 30, 2012, primarily due to a change in our expected reimbursements from tenants for recoverable operating expenses during the six months ended June 30, 2013.

General and administrative expenses. General and administrative expenses increased $166,000, or 42%, to $562,000 for the six months ended June 30, 2013, compared to $396,000 for the six months ended June 30, 2012. The increase was primarily due to an increase in professional fees incurred, combined with higher fees for unused amounts under the Line of Credit due to a decrease in the amount outstanding on the Line of Credit for the six months ended June 30, 2013, compared to the six months ended June 30, 2012. The increase was also due to increases in escrow and trustee fees and state franchise taxes, as a result of increases in equity issuance and real estate owned during the six months ended June 30, 2013. The primary general and administrative expense items are professional fees, board of directors costs, state franchise and income taxes, escrow and trustee fees, fees for unused amounts on the Line of Credit, and other licenses and fees.
Property operating expenses. Property operating expenses increased $5,000, or 5%, to $106,000 for the six months ended June 30, 2013, compared to $101,000 for the six months ended June 30, 2012. The primary property operating expense items are property taxes, repairs and maintenance and property insurance.
Advisory expenses. Advisory expenses increased $65,000 to $126,000 for the six months ended June 30, 2013, compared to $61,000 for the six months ended June 30, 2012, related to advisory and performance fees earned by our advisor pursuant to our advisory agreement due to an increase in our NAV.
Acquisition related expenses. We recorded acquisition related expenses of $264,000 for the six months ended June 30, 2013 related to the acquisition of ten properties for an aggregate purchase price of $21.3 million. No properties were acquired during the six months ended June 30, 2012.
Depreciation and amortization expenses. Depreciation and amortization expenses increased $165,000, or 52%, to $483,000 for the six months ended June 30, 2013, compared to $318,000 for the six months ended June 30, 2012. The increase was primarily related to depreciation and amortization on 11 properties acquired subsequent to June 30, 2012.
Interest expense. Interest expense decreased $57,000, or 14%, to $352,000 for the six months ended June 30, 2013, compared to $409,000 for the six months ended June 30, 2012, primarily due to a decrease of $2.7 million in our average outstanding debt balance for the six months ended June 30, 2013, compared to the six months ended June 30, 2012.
Distributions
Our board of directors authorized a daily distribution of $0.002429042 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2013 and ending on September 30, 2013. During the six months ended June 30, 2013 and 2012, we paid distributions of $645,000 and $270,000, respectively, including $122,000 through the issuance of shares pursuant to the DRIP during the six months ended June 30, 2013. Our distributions for the six months ended June 30, 2013 were funded by cash flows from operations, including cash flows in excess of distributions from the prior year, of $317,000, or 49%, and proceeds from the Offering of $328,000, or 51%. Net cash provided by operating activities for the six months ended June 30, 2013 and for the years ended December 31, 2012 and 2011 reflect a reduction for real estate acquisition related expenses incurred and expensed in accordance with GAAP. We treat our real estate acquisition expenses as funded by proceeds from the Offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities in the current and prior periods. The distributions paid during the the six months ended June 30, 2012 were fully funded by net cash provided by operating activities.
Share Redemptions
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share on any business day will be our NAV per share for that day, calculated by the independent fund accountant in accordance with our valuation policies.
Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, a stockholder by stockholder limit. During the six months ended June 30, 2013, we received redemption requests for, and redeemed approximately 12,400 shares of our common stock for $197,000.

We intend to fund share redemptions with available cash and proceeds from our liquid investments. We may, after taking the interests of our company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. In an effort to have adequate cash available to support our share redemption plan, we may determine to reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in this continuous offering to fund all redemption requests.
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of the Offering and from debt financings. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions.
Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in our discretion, a line of credit (collectively, the “Liquid Assets”): (1) 10% of our NAV up to $1.0 billion and (2) 5% of our NAV in excess of $1.0 billion. To the extent that we elect to maintain borrowing capacity under a line of credit, the amount available under the line of credit will be included in calculating the Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of the Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest on the Line of Credit. We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the Line of Credit. As of June 30, 2013, we had no debt amounts maturing within the next 12 months and we had available borrowings on the Line of Credit of $9.3 million. We believe that the resources stated above will be sufficient to satisfy our short-term operating requirements, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the Offering, secured or unsecured financings from banks and other lenders, any available capacity on the Line of Credit by the addition of properties to the Borrowing Base, proceeds from the sale of marketable securities and net cash flows provided by operations.
As of June 30, 2013, we had received and accepted subscriptions for approximately 2.6 million shares of common stock for gross proceeds of $41.9 million. As of June 30, 2013, we had redeemed approximately 12,400 shares of common stock for $197,000. No redemption requests received during the six months ended June 30, 2013 went unfulfilled.

As of June 30, 2013, we had $16.8 million of debt outstanding on the Line of Credit and $9.3 million of available borrowings based on the current Borrowing Base. See Note 6 to our condensed consolidated unaudited financial statements in this prospectus supplement for certain terms of the Line of Credit. Our contractual obligations as of June 30, 2013 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments - line of credit	$16,775,000	$—	$16,775,000	$—	$—
Interest payments - line of credit (2)	687,589	476,224	211,365	—	—
Total	$17,462,589	$476,224	$16,986,365	$—	$—

(1)	The table does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Payment obligations for the amount outstanding under the Line of Credit were calculated based on an interest rate of 2.80% in effect as of June 30, 2013.
Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. During the initial period of the Offering, our board of directors, including a majority of our independent directors, have approved exceeding this limit because we are in the process of raising sufficient equity capital to acquire our portfolio. After we have acquired a substantial portfolio, our advisor will target a leverage of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets. As of June 30, 2013, our ratio of debt to total gross real estate assets, net of gross intangible lease liabilities, was 31%.
Cash Flow Analysis
Operating Activities. Net cash provided by operating activities decreased $205,000 to $220,000 for the six months ended June 30, 2013, compared to $425,000 for the six months ended June 30, 2012. The decrease was primarily due to changes in our working capital balances of $224,000 as well as a decrease in net income before non-cash adjustments for depreciation, amortization of intangibles and amortization of deferred financing costs of $19,000. See “- Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities increased $21.1 million to $22.0 million for the six months ended June 30, 2013, compared to $942,000 for the six months ended June 30, 2012. The increase was primarily due to the acquisition of ten commercial properties during the six months ended June 30, 2013 for $21.3 million. Additionally, we had net investments of $254,000 in marketable securities during the six months ended June 30, 2013. The Company did not acquire any commercial properties during the six months ended June 30, 2012; however, we reimbursed $905,000 of property escrow deposits paid by Cole Advisors on our behalf and paid $27,000 in leasing commissions related to the leasing of vacant space at our multi-tenant property.
Financing Activities. Net cash provided by financing activities was $23.7 million for the six months ended June 30, 2013, compared to net cash used in financing activities of $196,000 for the six months ended June 30, 2012. The change was primarily due to an increase in net proceeds from the issuance of common stock of $27.9 million, which was partially offset by net repayments on the Line of Credit of $3.9 million.
Election as a REIT
From the date of our formation and until the day following the date on which we issued shares to stockholders other than CHC, we were a qualified subchapter S subsidiary of CHC, and therefore were disregarded as an entity separate from CHC for U.S. federal income tax purposes. We intend to make an election under Section 856(c) of the Internal Revenue Code of 1986, as amended, to be taxed as a REIT, beginning with the taxable year ended December 31, 2012. To qualify as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. Accordingly, to the extent we meet the REIT qualifications, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. As such, no provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements. We may be subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying condensed consolidated unaudited financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;

•	Allocation of Purchase Price of Real Estate and Related Assets;

•	Revenue Recognition; and

•	Income Taxes.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2012, and our critical accounting policies have not changed during the six months ended June 30, 2013. The information included in this prospectus supplement should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2012, and related notes thereto.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 7 to our condensed consolidated unaudited financial statements in this prospectus supplement for further explanations.
Related-Party Transactions and Agreements
We have entered into agreements with Cole Advisors and its affiliates whereby we agree to pay certain fees, or reimburse certain expenses, of Cole Advisors or its affiliates for advisory and performance fees, organization and offering costs, dealer manager fees, and reimbursement of certain acquisition and operating costs. See Note 8 to our condensed consolidated unaudited financial statements in this prospectus supplement for a further explanation of the various related-party transactions, agreements and fees.
Subsequent Events
Certain events occurred subsequent to June 30, 2013 through the filing date of our Quarterly Report on Form 10-Q. Refer to Note 10 to our condensed consolidated unaudited financial statements in this prospectus supplement for further explanation.
New Accounting Pronouncements
Refer to Note 2 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.

Off-Balance Sheet Arrangements
As of June 30, 2013 and December 31, 2012, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Updated Financial Information
The prospectus is hereby supplemented with the following financial information, which is excerpted from Part I – Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	June 30, 2013	December 31, 2012
ASSETS
Investment in real estate assets:
Land	$16,514,079	$12,765,587
Buildings and improvements, less accumulated depreciation of $766,302 and $439,687, respectively	31,153,761	16,633,976
Acquired intangible lease assets, less accumulated amortization of $408,881 and $246,349, respectively	6,383,438	3,702,806
Total investment in real estate assets, net	54,051,278	33,102,369
Investment in marketable securities	470,713	227,393
Total investment in real estate assets and marketable securities, net	54,521,991	33,329,762
Cash and cash equivalents	2,897,163	997,676
Restricted cash	602,950	122,000
Rents and tenant receivables	352,764	309,873
Prepaid expenses and other assets	22,814	104,644
Deferred financing costs, less accumulated amortization of $290,098 and $189,210, respectively	389,323	345,283
Total assets	$58,787,005	$35,209,238
LIABILITIES AND STOCKHOLDERS’ EQUITY
Line of credit	$16,775,000	$20,640,300
Accounts payable and accrued expenses	250,922	373,384
Escrowed investor proceeds	602,950	122,000
Due to affiliates	384,700	335,109
Acquired below market lease intangibles, less accumulated amortization of $78,344 and $51,089, respectively	1,045,086	902,350
Distributions payable	178,388	65,294
Deferred rental income and other liabilities	52,214	120,049
Total liabilities	19,289,260	22,558,486
Commitments and contingencies
Redeemable common stock	17,111,402	3,770,340
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 2,629,255 and 914,037 shares issued and outstanding, respectively	26,293	9,140
Capital in excess of par value	24,384,001	10,009,803
Accumulated distributions in excess of earnings	(2,015,866)	(1,139,497)
Accumulated other comprehensive (loss) income	(8,085)	966
Total stockholders’ equity	22,386,343	8,880,412
Total liabilities and stockholders’ equity	$58,787,005	$35,209,238
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Rental and other property income	$961,406	$625,904	$1,692,784	$1,239,141
Tenant reimbursement income	31,040	41,414	78,771	88,370
Interest income on marketable securities	1,365	—	2,258	—
Total revenue	993,811	667,318	1,773,813	1,327,511
Expenses:
General and administrative expenses	305,804	196,572	562,179	395,928
Property operating expenses	56,517	49,880	106,151	101,354
Advisory expenses	78,509	61,344	125,779	61,344
Acquisition related expenses	196,508	—	264,035	1,318
Depreciation	191,345	103,326	326,615	206,611
Amortization	90,351	55,567	155,999	111,122
Total operating expenses	919,034	466,689	1,540,758	877,677
Operating income	74,777	200,629	233,055	449,834
Other expense:
Interest expense	171,855	206,242	351,694	408,562
Net (loss) income	$(97,078)	$(5,613)	$(118,639)	$41,272
Weighted average number of common shares outstanding:
Basic and diluted	2,124,513	682,821	1,716,571	681,438
Net (loss) income per common share:
Basic and diluted	$(0.05)	$(0.01)	$(0.07)	$0.06
Distributions declared per common share	$0.22	$0.21	$0.44	$0.41
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net (loss) income	$(97,078)	$(5,613)	$(118,639)	$41,272
Other comprehensive loss:
Reclassification of previous unrealized loss on marketable securities into net loss	83	—	194	—
Unrealized loss on marketable securities	(8,965)	—	(9,245)	—
Total other comprehensive loss	(8,882)	—	(9,051)	—
Comprehensive (loss) income	$(105,960)	$(5,613)	$(127,690)	$41,272
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, January 1, 2013	914,037	$9,140	$10,009,803	$(1,139,497)	$966	$8,880,412
Issuance of common stock	1,727,627	17,277	28,201,105	—	—	28,218,382
Distributions to investors	—	—	—	(757,730)	—	(757,730)
Dealer manager fees	—	—	(76,865)	—	—	(76,865)
Other offering costs	—	—	(211,636)	—	—	(211,636)
Redemptions of common stock	(12,409)	(124)	(197,344)	—	—	(197,468)
Changes in redeemable common stock	—	—	(13,341,062)	—	—	(13,341,062)
Comprehensive loss	—	—	—	(118,639)	(9,051)	(127,690)
Balance, June 30, 2013	2,629,255	$26,293	$24,384,001	$(2,015,866)	$(8,085)	$22,386,343
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Net (loss) income	$(118,639)	$41,272
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	326,615	206,611
Amortization of intangible lease assets and below market lease intangibles, net	135,277	90,932
Amortization of deferred financing costs	100,888	87,893
Amortization on marketable securities, net	1,316	—
Changes in assets and liabilities:
Rents and tenant receivables	(42,891)	(141,448)
Prepaid expenses and other assets	81,830	(15,194)
Accounts payable and accrued expenses	(122,462)	112,769
Deferred rental income and other liabilities	(67,835)	(65,353)
Due to affiliates	(74,417)	107,124
Net cash provided by operating activities	219,682	424,606
Cash flows from investing activities:
Investment in real estate and related assets	(21,268,065)	(942,378)
Investment in marketable securities	(279,576)	—
Proceeds from sale of marketable securities	25,889	—
Change in restricted cash	(480,950)	—
Net cash used in investing activities	(22,002,702)	(942,378)
Cash flows from financing activities:
Proceeds from issuance of common stock	28,095,942	82,500
Offering costs on issuance of common stock	(164,493)	—
Redemptions of common stock	(197,468)	—
Distributions to investors	(522,196)	(270,036)
Proceeds from line of credit	8,174,800	1,000,000
Repayments of line of credit	(12,040,100)	(1,000,000)
Deferred financing costs paid	(144,928)	(8,220)
Change in escrowed investor proceeds liability	480,950	—
Net cash provided by (used in) financing activities	23,682,507	(195,756)
Net increase (decrease) in cash and cash equivalents	1,899,487	(713,528)
Cash and cash equivalents, beginning of period	997,676	1,134,899
Cash and cash equivalents, end of period	$2,897,163	$421,371

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Accrued dealer manager fee and other offering costs	$260,606	$620
Distributions declared and unpaid	$178,388	$46,296
Common stock issued through distribution reinvestment plan	$122,440	$113
Unrealized loss on marketable securities	$9,245	$—
Reclassification of unrealized loss on marketable securities into net loss	$194	$—
Accrued capital expenditures and deferred financing costs	$—	$3,751
Supplemental Cash Flow Disclosures:
Interest paid	$260,826	$315,535
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013

NOTE 1 —	ORGANIZATION AND BUSINESS
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation that was formed on July 27, 2010. Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns directly or indirectly, 100% of the partnership interest in, Cole OP. The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2012. The Company is externally managed by Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Advisors”), which is indirectly owned by Cole Real Estate Investments, Inc. (NYSE: COLE) (“Cole”, formerly known as “Cole Credit Property Trust III, Inc.”) as a result of Cole acquiring Cole Holdings Corporation (“CHC”) on April 5, 2013 pursuant to a transaction whereby CHC merged with and into CREInvestments, LLC (“CREI”), a wholly-owned subsidiary of Cole. As a result of the merger, Cole Advisors and the Company’s dealer manager are wholly-owned by CREI.
On December 6, 2011, pursuant to a registration statement filed on Form S-11 (Registration No. 333-169535) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), the Company commenced its initial public offering on a “best efforts” basis of $4.0 billion in shares of common stock (the “Offering”). Of this amount, the Company is offering $3.5 billion in shares in a primary offering and has reserved and is offering $500.0 million in shares pursuant to a distribution reinvestment plan (the “DRIP”).
The Company’s per share purchase price varies from day-to-day and, on each business day, is equal to the Company’s net asset value (“NAV”) divided by the number of shares outstanding as of the close of business on such day. The Company’s NAV per share is calculated daily as of the close of business by an independent fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. The NAV per share as of June 30, 2013 was $16.56. The Company’s NAV is not audited or reviewed by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate-related securities. As of June 30, 2013, the Company owned 20 commercial properties located in 14 states, containing 309,051 rentable square feet of commercial space, including square feet of buildings which are on land subject to ground leases. As of June 30, 2013, these properties were 100% leased.
The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.
On February 13, 2013, the Company filed a registration statement on Form S-11, Registration No. 333-186656 (the “New Registration Statement”), to register the offer and sale of its common stock, as well as two new classes of common stock. Contingent upon the effectiveness of the New Registration Statement, there will be certain changes that will impact existing and future stockholders. Unless otherwise stated, all disclosures and discussion in this prospectus supplement do not include the expected effects of the New Registration Statement.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this prospectus supplement should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2012, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The condensed consolidated unaudited financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this prospectus supplement.
The condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the six months ended June 30, 2013 or 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of June 30, 2013 or December 31, 2012.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of June 30, 2013, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive (loss) income.
The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated unaudited statements of operations in interest income on marketable securities along with interest and dividend income. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Restricted Cash and Escrows
Included in restricted cash were escrowed investor proceeds for which shares of common stock had not been issued as of June 30, 2013 and December 31, 2012.
Concentration of Credit Risk
As of June 30, 2013, the Company had cash on deposit at two financial institutions, one of which had deposits in excess of federally insured levels totaling $2.6 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of June 30, 2013, Tractor Supply Company, CVS Caremark Corporation and Walgreen Co. each accounted for 13%, and Dollar General accounted for 11%, of the Company’s 2013 gross annualized rental revenues. Tenants in the drugstore, home and garden, convenience store and discount store industries accounted for 25%, 13%, 11% and 11%, respectively, of the Company’s 2013 gross annualized rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of June 30, 2013, three of the Company’s properties were located in Texas, accounting for 27% of the Company’s 2013 gross annualized rental revenues.
Offering and Related Costs
Cole Advisors funds all of the organization and offering costs associated with the sale of the Company’s common stock (excluding the dealer manager fee) and is reimbursed for such costs up to 0.75% of gross proceeds from the Offering. As of June 30, 2013, Cole Advisors or its affiliates had paid organization and offering costs in excess of the 0.75% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable to Cole Advisors.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

Due to Affiliates
Cole Advisors and certain of its affiliates received, and will continue to receive, fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management and performance of the Company’s assets, as discussed in Note 8 to these condensed consolidated unaudited financial statements.
Redeemable Common Stock
The Company has adopted a share redemption program that permits its stockholders to redeem their shares, subject to certain limitations. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its condensed consolidated unaudited balance sheets. Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period are recorded as an adjustment to capital in excess of par value.
As of June 30, 2013, the quarterly redemption capacity was equal to 10% of the Company’s prior quarter NAV, as adjusted for current quarter subscription and redemption activity and this amount was recorded as redeemable common stock on the condensed consolidated unaudited balance sheet for a total of $17.1 million.
Recent Accounting Pronouncements
In February 2013, the U.S. Financial Accounting Standards Board issued Accounting Standards Update, 2013-02 Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which amends the reporting requirements for comprehensive income pertaining to the reclassification of items out of accumulated other comprehensive income. ASU 2013-02 was effective for the Company beginning January 1, 2013, and the Company has presented the required information within the condensed consolidated unaudited statements of other comprehensive income and notes to the financial statements.

NOTE 3 —	FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents – The Company considers the carrying amounts of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.
Line of credit – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the Company’s debt was $16.8 million and $20.6 million as of June 30, 2013 and December 31, 2012, respectively, which approximated the carrying value on such dates. The fair value of the Company’s debt is estimated using Level 2 inputs.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

Marketable securities – The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of June 30, 2013, there have been no transfers of financial assets or liabilities between levels.

NOTE 4 —	REAL ESTATE ASSETS
2013 Property Acquisitions
During the the six months ended June 30, 2013, the Company acquired a 100% interest in 10 commercial properties for an aggregate purchase price of $21.3 million (the “2013 Acquisitions”). The Company purchased the 2013 Acquisitions with net proceeds from the Offering and borrowings from the Line of Credit (as defined in Note 6). The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation:

June 30, 2013
Land	$3,748,492
Building and improvements	14,846,400
Acquired in-place leases	2,685,539
Acquired above market leases	157,625
Acquired below market leases	(169,991)
Total purchase price	$21,268,065
The Company recorded revenue for the three and six months ended June 30, 2013 of $284,000 and $334,000, respectively, and a net loss for the three and six months ended June 30, 2013 of $22,000 and $57,000, respectively, related to the 2013 Acquisitions. In addition, the Company recorded $197,000 and $264,000, respectively, of acquisition related expenses for the three and six months ended June 30, 2013.
The following information summarizes selected financial information of the Company, as if all of the 2013 Acquisitions were completed on January 1, 2012 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the three and six months ended June 30, 2013 and 2012, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Pro forma basis:
Revenue	$1,139,199	$1,096,914	$2,299,105	$2,186,703
Net income	$112,568	$161,482	$277,375	$127,600
The pro forma information for the three and six months ended June 30, 2013 was adjusted to exclude acquisition costs related to the 2013 Acquisitions. These costs were recognized in the pro forma information for the six months ended June 30, 2012. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of periods presented, nor does it purport to represent the results of future operations.
2012 Property Acquisitions
The Company made no real estate acquisitions during the six months ended June 30, 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

NOTE 5 —	MARKETABLE SECURITIES
The Company owned marketable securities with an estimated fair value of $471,000 and $227,000 as of June 30, 2013 and December 31, 2012, respectively. The following is a summary of the Company’s available-for-sale securities as of June 30, 2013:

	Available-for-sale securities
	Amortized Cost Basis	Unrealized Loss	Fair Value
U.S. Treasury Bonds	$110,127	$(1,050)	$109,077
U.S. Agency Bonds	105,428	(1,393)	104,035
Corporate Bonds	263,243	(5,642)	257,601
Total available-for-sale securities	$478,798	$(8,085)	$470,713
The following table provides the activity for the marketable securities during the six months ended June 30, 2013:

	Amortized Cost Basis	Unrealized Gain (Loss)	Fair Value
Marketable securities as of December 31, 2012	$226,427	$966	$227,393
Face value of marketable securities acquired	275,000	—	275,000
Premiums and discounts on purchase of marketable securities, net of acquisition costs	4,576	—	4,576
Amortization on marketable securities	(1,316)	—	(1,316)
Sales of securities	(25,889)	194	(25,695)
Decrease in fair value of marketable securities	—	(9,245)	(9,245)
Marketable securities as of June 30, 2013	$478,798	$(8,085)	$470,713
During the six months ended June 30, 2013, the Company sold five marketable securities for aggregate proceeds of $26,000, which approximated their carrying value. In addition, the Company recorded an unrealized loss of $9,000 on its investments, which is included in accumulated other comprehensive (loss) income on the accompanying condensed consolidated unaudited statement of stockholders’ equity for the six months ended June 30, 2013 and the condensed consolidated unaudited balance sheet as of June 30, 2013. The cumulative unrealized loss is deemed to be a temporary impairment based upon (i) the Company having no intent to sell each security, (ii) it is more likely than not that the Company will not be required to sell each security before recovery and (iii) the Company’s expectation to recover the entire amortized cost basis of each security. The Company determined that the cumulative unrealized loss resulted from volatility in interest rates and other qualitative factors relating to macro-economic conditions in the bond market rather than being credit related, and such factors do not present adverse changes in expected cash flows or redemptions. Furthermore, the Company considered the composition of its available-for-sale securities portfolio, which included U.S. treasury bonds, U.S. agency bonds and corporate bonds issued by corporations with strong credit standings and history of operations.
The following table shows the fair value and gross unrealized losses of the Company’s available-for-sale securities as of June 30, 2013 and the length of time the available-for-sale securities have been in the unrealized loss position.

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury Bonds	$99,071	$(1,058)	$—	$—	$99,071	$(1,058)
U.S. Agency Bonds	88,932	(1,413)	—	—	88,932	(1,413)
Corporate Bonds	225,846	(5,665)	—	—	225,846	(5,665)
Total temporarily impaired securities	$413,849	$(8,136)	$—	$—	$413,849	$(8,136)
The scheduled maturities of the Company’s marketable securities as of June 30, 2013 are as follows:

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$20,063	$20,086
Due after one year through five years	386,444	381,592
Due after five years through ten years	72,291	69,035
Due after ten years	—	—
Total	$478,798	$470,713
Actual maturities of marketable securities can differ from contractual maturities because borrowers on certain debt securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on the such securities.

NOTE 6 —	LINE OF CREDIT
As of June 30, 2013, the Company had $16.8 million of debt outstanding under its secured revolving line of credit, as amended (the “Line of Credit”). The Line of Credit provides up to $50.0 million of borrowings pursuant to a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. and other lending institutions that may become parties to the Credit Agreement. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $41.0 million as of June 30, 2013.
The Line of Credit allows Cole OP to borrow up to $50.0 million in revolving loans, with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), calculated as 65% of the aggregate value allocated to each qualified property comprising eligible collateral (collectively, the “Qualified Properties”). As of June 30, 2013, the Borrowing Base under the Line of Credit was approximately $26.1 million based on the value allocated to the Qualified Properties. Up to 15% of the total amount available may be used for issuing letters of credit and up to 10% of the Line of Credit, not to exceed $15.0 million, may be used for short term (ten day) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Line of Credit may be increased up to a maximum of $250.0 million. The Line of Credit matures on December 8, 2014. As of June 30, 2013, amounts outstanding on the Line of Credit accrued interest at an annual rate of 2.80%.
The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. The Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, as of June 30, 2013, the Company believes it was in compliance with the covenants of the Credit Agreement.

NOTE 7 —	COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. Accordingly, the Company does not believe that it is reasonably possible that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

NOTE 8 —	RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, fees and expenses payable to Cole Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.
Offering
In connection with the Offering, Cole Capital Corporation (“CCC”), the Company’s dealer manager, receives, and will continue to receive, an asset-based dealer manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.55% of the Company’s NAV for such day. CCC, in its sole discretion, may reallow a portion of its dealer manager fee equal to an amount up to 1/365th of 0.20% of the Company’s NAV to participating broker dealers.
All organization and offering expenses associated with the sale of the Company’s common stock (excluding the dealer manager fee) are paid for by Cole Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds. As of June 30, 2013, Cole Advisors or its affiliates had paid organization and offering costs in excess of the 0.75% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors and its affiliates related to the services described above during the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Offering:
Dealer manager fees	$47,978	—	$76,865	$—
Dealer manager fees reallowed by CCC	$1,066	—	$1,302	$—
Organization and offering expense reimbursement	$107,393	602	$211,636	$620
CCC waived its right to receive its dealer manager fee for the three and six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
Acquisitions, Operations and Performance
The Company pays Cole Advisors an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each day. The Company recorded $79,000 and $126,000 of advisory fees during the three and six months ended June 30, 2013, respectively. Cole Advisors waived its right to receive advisory fees for the three and six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
The Company will reimburse Cole Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Cole Advisors waived its right to receive operating expense reimbursements for the three and six months ended June 30, 2013 and 2012; accordingly, the Company did not reimburse Cole Advisors for any such expenses during the three and six months ended June 30, 2013 or 2012.
In addition, the Company will reimburse Cole Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Advisors or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price. Cole Advisors waived its right to receive acquisition expense reimbursements for the three and six months ended June 30, 2013 and 2012; accordingly, the Company did not reimburse Cole Advisors for any such expenses during the three and six months ended June 30, 2013 or 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

As compensation for services provided pursuant to the advisory agreement, the Company will also pay Cole Advisors a performance-based fee calculated based on the Company’s annual total return to stockholders (defined below), payable annually in arrears. The performance fee will be calculated such that for any calendar year in which the total return per share exceeds 6% (the “6% Return”), Cole Advisors will receive 25% of the excess total return above the 6% Return, but in no event will the Company pay Cole Advisors more than 10% of the aggregate total return for such year. However, in the event the NAV per share of the Company’s common stock decreases below $15.00 (the “Base NAV”), the performance-based fee will not be calculated on any increase in NAV of the Company’s common stock up to the Base NAV. In addition, the performance fee will not be paid with respect to any calendar year in which the NAV per share as of the last business day of the calendar year (the “Ending NAV”) is less than the Base NAV. The Base NAV is subject to downward adjustment in the event that the Company’s board of directors, including a majority of the independent directors, determines that such an adjustment is necessary to provide an appropriate incentive to Cole Advisors to perform in a manner that seeks to maximize stockholder value and is in the best interests of the Company’s stockholders. In the event of any stock dividend, stock split, recapitalization or similar change in the Company’s capital structure, the Base NAV shall be ratably adjusted to reflect the effect of any such event.
The total return to stockholders is defined as the change in NAV per share plus distributions per share. The NAV per share calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share are measured during the subsequent calendar year. Therefore, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% Return and the Ending NAV per share being greater than the Base NAV, (2) will vary in amount based on the Company’s actual performance, (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%, and (4) is payable to Cole Advisors if the Company’s total return exceeds the 6% Return in a particular calendar year, even if the total return to stockholders (or any particular stockholder) on a cumulative basis over any longer or shorter period has been less than 6% per annum. Cole Advisors will not be obligated to return any portion of advisory fees paid based on the Company’s subsequent performance.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors or its affiliates related to the services described above during the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$—	$—	$—	$—
Advisory fee	$78,509	$—	$125,779	$—
Operating expense reimbursement	$—	$—	$—	$—
Performance fee	$—	$61,344	$—	$61,344
Due to Affiliates
As of June 30, 2013, $385,000 was due to Cole Advisors and its affiliates, primarily related to advisory and dealer manager fees, and organization and offering expenses and was included in due to affiliates on the condensed consolidated unaudited balance sheet. As of December 31, 2012, $335,000 was due to Cole Advisors and its affiliates, related to performance fees, advisory and dealer manager fees and organization and offering expenses and was included in due to affiliates on the condensed consolidated unaudited balance sheet.

NOTE 9 —	ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
June 30, 2013

NOTE 10 —	SUBSEQUENT EVENTS
Investment in Real Estate Assets
Subsequent to June 30, 2013, the Company acquired a 100% interest in two real estate properties for an aggregate purchase price of $5.7 million. The acquisitions were funded with proceeds from the Offering and borrowings from the Line of Credit.
Status of the Offering
As of August 6, 2013, the Company had received $45.4 million in gross offering proceeds through the issuance of approximately 2.8 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Line of Credit
Subsequent to June 30, 2013, the Company borrowed $4.5 million and repaid $3.6 million of the amounts outstanding under the Line of Credit. As of August 6, 2013, the Company had $17.7 million outstanding under the Line of Credit and $8.4 million available for borrowing.

INAV-SUP-07B